[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8428

Fax: (212) 859-4000

daniel.bursky@friedfrank.com

September 12, 2016

VIA EDGAR AND COURIER

Pamela Long

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 1, 2016
File No. 333-211761

Dear Ms. Long:

This letter sets forth the response of JELD-WEN Holding, Inc. (the “Company”) to the comment letter, dated August 10, 2016, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 of the Company filed on August 1, 2016 (the “Registration Statement”). This letter is being filed today with Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement.

General

1.	Please update your financial statements for the quarter ending June 30, 2016 in accordance with Rule 3-12 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included financial statements for the quarter ending June 25, 2016 in Amendment No. 2.

2.	We note that while “Liability to Pre-IPO Stockholders’ is included in the pro forma table on page 14 and the capitalization table on page 47, it is not included in the pro forma table on page 53. Please revise.

Response:

The Company has revised the disclosure on page 55 in Amendment No. 2 in response to the Staff’s comment.

Prospectus Summary, page 1

Summary Risk Factors, page 9

3.	Please revise this section to include a discussion of the risks associated with the Tax Receivable Agreement.

Response:

The Company has revised the disclosure on page 10 in Amendment No. 2 in response to the Staff’s comment.

The Offering, page 11

4.	Please revise your discussion of the Tax Receivable Agreement to quantify the range of future payments to Pre-IPO stockholders.

Response:

The Company has revised the disclosure on page 12 in Amendment No. 2 in response to the Staff’s comment to include the maximum aggregate amount of expected future payments under the Tax Receivable Agreement as well as disclosure that the

Company expects to be obligated to make payments under the Tax Receivable Agreement of approximately $3.3 million for every $10 million of U.S. federal taxable income earned. The payments that the Company expects to make pursuant to the Tax Receivable Agreement on an annual basis are subject to, among other things, the amount of income earned by the Company and its subsidiaries in each year, and the jurisdiction in which such income is earned. As a result, the Company has revised the disclosure to provide a more meaningful analysis to potential investors.

Securities and Exchange Commission

September 12, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, page 71

5.	We note your response to comment 14 in our letter dated June 27, 2016 and your revised disclosure. Please address the following items:

•	Please explain how your disclosure that you recorded a significant valuation allowance benefit in 2013 reconciles with the valuation allowance rollforward table on page F-31. Furthermore, we note from your disclosure on page F-31 that “changes to existing valuation allowance” of $71 million appears to have the most material impact on the valuation allowance fluctuation between 2014 and 2013 yet such changes have not been explained. Please revise your disclosure to address this comment.

•	It remains unclear how a reduction in pension liabilities classified in other comprehensive income would have an impact on your effective tax rate. Please clarify.

Response:

The Company has revised the disclosure on page 75 in Amendment No. 2 in response to the Staff’s comment. The Company also advises the Staff that ordinarily under ASC 740-20-45 the tax effect of pretax income or loss from continuing operations should be determined by a computation that does not consider the tax effects of items that are not included in continuing operations. Under this approach, where a company with an existing valuation allowance has a net loss in continuing operations, no tax provision would be recorded as the tax benefit from the loss would be wholly offset by an increase in the valuation allowance. However, pursuant to ASC 740-20-45-7 (“Income Taxes”), where a reporting company has an existing valuation allowance, net losses from continuing operations in the current year and net income recorded in other comprehensive income, a tax benefit is to be recorded as a component of the tax provision for continuing operations.

For the year ended December 31, 2013, the Company had a full valuation allowance, and reported other comprehensive income. In applying the guidance noted above, the Company recorded the tax benefit associated with the utilization of the other comprehensive income as it enabled realization of a portion of the tax benefit of the current year loss in continuing operations.

Notes to Consolidated Financial Statements

Note 19 – Income Taxes, page F-29

6.	We note your response to comment 13 in our letter dated June 27, 2016. Please revise your disclosure to discuss the nature of the Managing Agreement and the impact it has on the uncertain tax positions and operations as you have provided in your response.

Response:

The Company has revised the disclosure on page F-34 in Amendment No. 2 in response to the Staff’s comment.

7.	Please tell us why the valuation allowance data is different in the income tax rate reconciliation table on page F-29 and the valuation allowance rollforward table on page F-31 for all periods presented.

Response:

The difference in the valuation allowance data used in the preparation of the rate reconciliation table and in the preparation of the valuation allowance rollforward table was due to two factors. The first factor is that the exchange rates used in the two tables are different. The income tax rate reconciliation table uses the weighted average rate for each applicable currency during the year because the income tax rate table relates to the Company’s statement of operations, while the valuation allowance rollforward table uses the spot rate for the applicable currency at the end of the year because the rollforward begins with the valuation allowance balance sheet entry as of the end of the year. The second factor is that the valuation allowance amounts in the income tax rate reconciliation table include the foreign exchange impact for those jurisdictions in which a previously established valuation allowance was released in the current period or which had valuation allowances established during the period presented where none existed at the beginning of the applicable year.

Securities and Exchange Commission

September 12, 2016

Note 21 – Convertible Preferred Shares, page F-36

8.	We note from your disclosure that share recapitalization, including the conversion of all outstanding shares of your Series A Convertible Preferred Stock into shares of your common stock, will be completed immediately prior to the consummation of this offering. We further note that these convertible preferred shares have a preferred dividend of 10% which accrue continually and compound annually whether or not they have been declared and whether or not there are funds available for the payment. Please tell us and disclose the specific terms of the share recapitalization related to these cumulative undeclared and unpaid preferred stock dividends which totaled $325 million as of December 31, 2015.

Response:

Pursuant to Section VI(B) of the Company’s certificate of incorporation, accrued and unpaid preferred stock dividends (whether or not declared) are included as a component of the formula that determines the number of shares of common stock into which the Series A Convertible Preferred Stock may be converted. Therefore, any accrued, undeclared and unpaid preferred stock dividends will entitle the holders of the Series A Convertible Preferred Stock to additional shares of common stock upon conversion of the Series A Convertible Preferred Stock in connection with the Share Recapitalization. The number of shares of common stock that will be issued to the holders of the Series A Convertible Preferred Stock pursuant to the Share Recapitalization (which will include shares of common stock issuable as a result of accrued and unpaid preferred stock dividends as of the time of the Share Recapitalization) will be included in a later amendment to the Registration Statement, including in the calculation of pro forma earnings per share that will be reflected once the Company files an amendment that contains an offering price range. While the Company currently does not intend to pay any such unpaid preferred stock dividends prior to the completion of the initial public offering, the Company acknowledges that further revisions to the disclosure would be required in the event that the Company makes any such payment prior to the Share Recapitalization.

Note 24 – Stock Compensation, page F-40

9.	We note your response to comment 41 in our letter dated June 27, 2016. Please continue to update the estimated fair values of your common stock and subsequent equity grants through effective date of the registration statement as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and will continue to update the estimated fair values of its common stock and subsequent equity grants through the effective date of the registration statement as applicable.

Consolidated Balance Sheets, page F-68

10.	We note your response to comment 36 in our letter dated June 27, 2016. Please disclose the amount of your allowance for doubtful accounts as of the most recent interim balance sheet date in accordance with ASC 310-10-50-4. Please also consider providing a rollforward of the allowance for doubtful accounts, similar to the disclosure on Page F-19, so that investors have better insight into any significant changes to your allowance during interim periods.

Response:

The Company has revised the disclosure on page F-78 in Amendment No. 2 in response to the Staff’s comment.

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Mark Hayek at (212) 859-8890. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel Bursky

Daniel Bursky

cc:	SiSi Cheng (Securities and Exchange Commission)
Melissa Rocha (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
Jay Ingram (Securities and Exchange Commission)
Laura Doerre (JELD-WEN Holding, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)